Exhibit 99.1

LMP Capital and Income Fund Inc. Announces Tender Offer

Program

NEW YORK — (Business Wire) — March 9, 2011  LMP Capital and Income Fund Inc. (NYSE: SCD) announced today that the Fund’s Board of Directors has approved a tender offer for up to 30% of the Fund’s outstanding shares of common stock.  In addition, upon the prior occurrence of certain events as set forth below as well as certain other terms and conditions, the Fund’s Board of Directors has also approved three subsequent quarterly conditional tender offers of up to 5% of the outstanding shares of common stock. All tender offers will be conducted as a price equal to at least 98% of the net asset value per share on the dates the tender offers expire.

The Fund intends to commence its initial tender offer of up to 30% of the outstanding shares of common stock on or about June 1, 2011 with the expiration date anticipated on or about June 30, 2011.

The Fund’s three subsequent tender offers are conditioned on the failure to meet certain threshold requirements related to the discount at which the Fund’s shares trade from their net asset value during a 30-calendar day measuring period (“measuring period”). If the Fund’s shares have traded at a market price that represents an average daily discount from net asset value of more than 5%, the Fund will commence a tender offer on the first day of the month following the end of the measuring period for up to 5% of outstanding common stock at a price equal to at least 98% of the Fund’s net asset value per share on the date each of these three respective tender offers expires.  The measuring periods for the three conditional tenders will be July 20 to August 19, 2011, October 19 to November 18, 2011 and January 19 to February 18, 2012, respectively.  The average of the Fund’s daily premium or discount to net asset value for each trading day in the applicable measuring period will be the percentage difference between the net asset value and the volume-weighted average price (VWAP) of the Fund on each trading day during such measuring period.

If the Fund’s market price is discounted to its net asset value per share by 5% or less during the measuring period, the Fund will not commence a tender offer during that quarter or in any subsequent quarters.

Further information about the initial tender offer, and any subsequent tender offers, will be announced by press release. The tender offers will be made and shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

The Fund also announced that, pursuant to a previously announced repurchase program of up to 1,000,000 shares of the Fund’s common stock, the Fund may repurchase shares of its common stock in the open market, including during measuring periods for the conditional tenders, if it is deemed to be in the best interests of the Fund’s shareholders.

LMP Capital and Income Fund Inc. is a non-diversified closed-end investment management company traded on the New York Stock Exchange under the symbol “SCD.”  It is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc. and is sub-advised by ClearBridge Advisors, LLC and Western Asset Management Company, affiliates of the adviser.

You may contact the Fund at 1-888-777-0102 for additional information such as the Fund’s net asset value per share, market price and other information, or consult the Fund’s web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

The tender offers will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. The tender offers described in this announcement have not yet commenced. This announcement is not an offer to purchase or a solicitation of an offer to buy shares of the Fund. The tender offers will be made only by an Offer to Purchase for Cash and the related Letter of Transmittal. As soon as each tender offer commences, the Fund will file a tender offer statement with the SEC.  SHAREHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors for free at the SEC’s website (http://www.sec.gov).

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the Securities and Exchange Commission.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 212-857-8087